Exhibit 99.3

Management’s Discussion and Analysis

For the year ended

December 31, 2021

General

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (the “Company”). This MD&A also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s annual audited consolidated financial statements and notes thereto (the “Financial Statements”) and the Company’s annual information form (the “AIF”) for the year ended December 31, 2021.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The scientific and technical content and interpretations contained in this MD&A have been reviewed and approved by Richard Yancey, the Company’s Geology Manager, a “qualified person”, as defined by NI 43-101.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein. Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com.

The date of this MD&A is March 25, 2022 and all information contained in this MD&A is current as of such date unless stated otherwise.

About the Company

The Company is focused on the development of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States and the permitting, exploration and derisking of such properties. None of the Company’s properties are currently in production. The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, NV, in the Railroad mining district (the “Railroad-Pinion Project” or “Railroad-Pinion”).

2021 and Recent Highlights

During the year and up to the date of this MD&A the Company:

●	On January 5, 2021, announced the reconstitution of the senior leadership team with four senior executives appointed, and four senior executives departed, during late 2020 to early 2021.
●	On February 1, 2021, the Company announced that its Plan of Operations was deemed complete by the Bureau of Land Management, allowing the Company to commence the Environmental Impact Statement process pursuant to the National Environmental Policy Act.
●	On February 17, 2021, completed a bought deal financing of 39,215,000 common shares at a price of $0.88 per share for gross proceeds of $34.5 million, with net proceeds to be used for development, permitting, exploration, and general corporate purposes.
●	On March 9, 2021, engaged Cutfield Freeman & Co. as construction capital financial advisor to assess all avenues of construction funding for the South-Railroad Project (“SRP”).
●	In April 2021, announced drill results from Pinion and Dark Star. The Pinion SB Zone results indicate that mineralization remains open to the southeast and provides a mine life extension opportunity. The Dark Star results show mineralization remaining open to the east and represents an opportunity to incrementally grow the resource base.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 2 -

●	On August 3, 2021, announced drill results from the POD and Sweet Hollow oxide gold deposits, with the expansion of known mineralization showing the potential for future satellite pits to the SRP.
●	On September 13, 2021, announced drill results supporting the conversion of Inferred resources to Measured and Indicated resources at Dark Star, with two deeper drill holes intersecting mineralization below the pre-feasibility study pit boundary, highlighting the exploration potential at depth at Dark Star.
●	On November 8, 2021, announced drill results from the LT discovery which expands near surface oxide mineralization at the target, located three kilometers from the SRP.
●	On November 10, 2021, provided an update on its permitting progress, feasibility study and construction capital financing process, with certain key milestones identified for completion in 2021 and 2022.
●	On January 18, 2022, announced drill results supporting the further expansion of the Pinion SB Zone with additional exploration planned in 2022 aiming to add to the existing Pinion resource.
●	On February 23, 2022, announced a Feasibility Study for the SRP with robust economics, as outlined below.
-	Feasibility Study represents the optimized open pit, run-of-mine heap leach development plan.
-	Initial capital cost of US$190 million reflecting the current cost environment and an increase in the scope and scale of the project.
-	After-tax IRR of 62% and NPV5 of US$487 million at Spot Gold Price(1) and after-tax IRR of 44% and NPV5 of US$315 million at US$1,650 per ounce gold.
-	Payback of 1.6 years at Spot Gold Price and 1.9 years at Base Case Gold Price.
-	29% increase in Mineral Reserves to 1.60 million gold ounces.
-	10.5-year operating life with total gold production of over 1 million ounces.
-	Average gold production of 152,000 ounces over the first four years.
-	Average after-tax free cash flow during the first four years of production is estimated at $98 million per annum
-	Launch of construction financing process, led by Cutfield Freeman targeting 75% from non-equity sources, to be completed this year in advance of final construction permits.
-	Orion Mine Finance to provide the Company with a term sheet of up to US$200 million to support the construction of the South Railroad Project.

(1)       Spot Gold Price of $1,899.20 per ounce as of February 18, 2022.

Outlook

Following the completion of the SRP Feasibility Study, the Company plans to continue to advance to the project with key activities planned in 2022:

●	Arrangement of construction capital financing for up to 75% of the total expected construction capital requirement from non-equity sources.
●	Advancement of permitting activities with the expectation that the Notice of Intent will be filed in the Federal Register around March 31, 2022. Following this filing, the public scoping meetings can commence in conjunction with the development of the Environmental Impact Statement.
●	Commencement of detailed design work and finalization of Engineering, Procurement & Construction Management contract for SRP. In conjunction, detailed engineering and design work to commence to prepare for a construction decision following the receipt of the Record of Decision permit.

Additionally, the Company will continue its exploration of the expansive Railroad-Pinion property with drilling programs focused on oxide drilling at the Pinion SB Zone and sulphide gold at the Ranch and North Bullion targets

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 3 -

The Railroad-Pinion Project

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, Nevada, in the Railroad mining district (the “Railroad-Pinion Project”). The Railroad-Pinion Project has two adjacent parts: the North Railroad portion (“North Railroad”), which includes the POD, Sweet Hollow and North Bullion deposits (collectively, the “North Bullion Deposit”) and the South Railroad portion (“South Railroad”), which includes the Dark Star deposit (the “Dark Star Deposit”), the Pinion deposit (the “Pinion Deposit”) and the Jasperoid Wash deposit (the “Jasperoid Wash Deposit”). The Railroad-Pinion Project is an intermediate to advanced stage gold project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Nevada Gold Mines’ Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic horizons that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

The Company has identified the Railroad-Pinion Project, comprised of North Railroad and South Railroad, as the Company’s sole material mineral project for purposes of NI 43-101.

Railroad-Pinion Project Update: South Railroad Project Feasibility Study

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the technical report with an effective date of March 14, 2022, entitled “South Railroad Project Form 43-101F1”, prepared by M3 Engineering & Technology Corporation (the “Feasibility Study”). The Feasibility Study can be accessed at www.sedar.com under the Company’s profile. The Feasibility Study is the Company’s current technical report for the Railroad-Pinion Project.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 4 -

Feasibility Study Summary Statistics at Base Case Gold Price

Item	Unit	First 4 Years	Total
Operating Life	years		10.5
Total Ore Tonnes Mined	kt		65,199
Total Waste Tonnes Mined	kt		267,179
Strip Ratio	waste:ore		4.10

Gold Grade	g Au/t		0.77
Gold Recovery Rate	%		65%
Gold Produced	koz	608	1,031
Average Annual Gold Production	koz	152	124 (1)

Mining Cost (incl. pre-strip)	US$/tonne moved		1.92
Processing & Water Treat. Cost	US$/tonne processed		2.26
G&A	US$/tonne processed		0.58
Cash Costs	US$/oz (net of by-product credit)	703	792
AISC	US$/oz (net of by-product credit)	949	1,021

Total Initial Capital (2)	US$M		190
Total Sustaining Capital (3)	US$M		197

Average Annual Free Cash Flow	US$M	98	70 (1)
After-Tax NPV5	US$M		315
After-Tax IRR	%		44%
Payback Period	years		1.9

(1)	Average based on the eight years in which mining and stacking of ore both occur. Excludes pre-production and residual leach years of operation.
(2)	Assumes equipment financing for primary mining equipment and power generators.
(3)	Includes closure and salvage costs.

Mining

The Feasibility Study contemplates open pit mining from the Dark Star and Pinion deposits. Mineral Resources contained within the POD / Sweet Hollow, North Bullion, or Jasperoid Wash deposits, or any potential Mineral Resources at the Pinion SB Zone and LT targets, have not been considered as part of the Feasibility Study and remain subject to ongoing exploration. The mine is designed as a traditional truck and shovel operation with one year of pre-production and eight years of subsequent mining. Ore will be sent run-of-mine (“ROM”) to a leach pad to be processed.

A total of 29.2 million tonnes of ROM ore is scheduled to be mined from the Dark Star pit averaging 0.90 g Au/t, mined at a relatively steady rate over the first six years of operation. Mining from the Pinion pit is

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 5 -

projected to produce a total of 36.0 million tonnes of ROM ore at an average grade of 0.66 g Au/t and 5.3 g Ag/t. The ROM ore deliveries from the two pits total 65.2 million tonnes at an average grade of 0.77 g Au/t.

The open pits have been designed and scheduled to maximize project rate of return. Pit slope optimization has been undertaken based on geotechnical data collected in 2020. Dark Star consists of four phases and Pinion contains five phases. Life of mine (“LOM”) strip ratios will be 2.80 at Dark Star and 5.15 at Pinion. Mining will be by conventional drill / blast / load / haul methods on 9.1-meter benches. Two 23-m3 hydraulic shovels and a 19-m3 loader will load a fleet of 13 181-tonne payload trucks operating between the two open pits.

Mine equipment is planned to be put into service over a period of three years (pre-production through Year 2) and used through the LOM.

Processing and Recovery

The process selected for recovery of gold and silver from the Pinion and Dark Star ore is a conventional ROM heap leach. Pinion and Dark Star ore will be truck-stacked on the heap as ROM ore directly, without crushing. ROM ore will be stacked in accordance with the mine plan, which averages 8.0 million tonnes of ore per annum, with a peak of 10.8 million tonnes of ore in Year 5. The ROM ore placement is equivalent to a LOM average of 22,100 tonnes per day, with the peak in Year 5 of an average of 29,700 tonnes per day.

Oxide and transition ore types will be leached with a dilute cyanide solution at an average application rate in the range of 1,100-1,400 cubic meters per hour. The leached gold and silver will be recovered from solution using a carbon adsorption circuit. The gold and silver will be stripped from carbon using a desorption process, followed by electrowinning to produce a precipitate sludge. The precipitate sludge will be processed using a retort oven for drying and mercury recovery, and then refined in a melting furnace to produce gold and silver doré bars.

The major reagent consumptions for heap leaching of Pinion and Dark Star ore have been taken from available metallurgical test results from column leach tests on crushed material. No test data exists at the ROM particle size, so the selected reagent consumptions have been estimated based on test results on the coarsest samples tests (37 mm). Cyanide consumptions have been estimated at 0.22 kg/tonne for Pinion and 0.23 kg/tonne for Dark Star. Lime consumption is estimated at 1.0 kg/tonne for both Pinion and Dark Star ores.

A large number of variability samples and master composites, mostly from PQ core, were selected by Gold Standard for feasibility-level testing on the Dark Star and Pinion deposits. A total of 440 bottle-roll tests were conducted at 75 and 1,700 microns, 186 standard column leach tests at various P80 sizes ranging from 9.5 mm to 25 mm, and 34 column leach tests on HPGR-crushed samples (P80 = 5 - 6 mm).

ROM heap leach head grade versus gold recovery models were developed for Dark Star and Pinion and silver recovery models were developed for Pinion. Silver grades for Dark Star were not of economic significance. The overall LOM average gold recovery for the Dark Star deposit is estimated at 72% and the Pinion deposit is estimated at 56%.

Capital and Operating Costs

Capital costs have a basis of estimate at Class 3 (FEL3) with a stated +/-15% accuracy (after the Association for the Advancement of Cost Engineering International) and are stated in Q4 2021 US dollars.

Capital cost contingency has been allocated on scopes of work depending on level of completion for each scope. The combined contingency for all scopes of work is equivalent to 18% of direct costs, excluding mining equipment and pre-stripping. More than 80% of equipment costs, bulk materials and labor rates are estimated with budget quotes from vendors. The remaining 20% of costs are estimated from consultant databases on precedent projects, or from factoring such items as freight and construction indirect costs from supply pricing.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 6 -

Mine equipment is assumed to be acquired through a combination of leasing for most production and support equipment, rentals for pioneering drills, and purchase of some support equipment.

The initial capital cost, including contingency, is estimated at US$190 million and LOM sustaining capital cost, including contingency, is estimated at US$197 million, for a total capital cost of US$387 million.

Capital Expenditures

Item	Unit	Cost
Pre-Stripping	US$M	23
Mining Equipment (1)	US$M	14
Heap Leach Pad	US$M	16
Waste Dumps	US$M	4
Process Plant	US$M	24
Water Treatment Plant / Systems	US$M	6
Power Generation & Distribution (1)	US$M	18
ADR Building & Ancillaries	US$M	15
Site General / Water Management	US$M	21
Indirect Costs	US$M	30
Contingency	US$M	19
Total Initial Capital	US$M	190

Sustaining Capital, Mining (1)	US$M	103
Sustaining Capital, Infrastructure	US$M	73
Closure	US$M	23
Salvage	US$M	(12)
Contingency	US$M	11
Total Sustaining Capital	US$M	197

Total Capital	US$M	387

(1)	Assumes equipment financing for primary mining equipment and power generators.

Mine operating costs, including pre-stripping, are estimated at US$1.92 per tonne moved or US$9.80 per tonne processed with a strip ratio of 4.10 (waste:ore) over the LOM.

Processing and water treatment related costs are estimated at US$2.26 per tonne processed. General and administration costs are estimated at US$0.58 per tonne processed. Diesel costs are estimated at US$0.66 per liter and power at US$0.15 per kWh (net charge for generated power).

Overall LOM Cash Costs are estimated at US$792 per payable ounce of gold net of by-product silver credit. The LOM All-In Sustaining Costs are estimated at US$1,021 per payable ounce of gold net of by-product silver credit.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 7 -

Operating Costs

Item	Unit	Value
Tonnes Moved, including pre-strip	kt	332,378
Tonnes Processed	kt	65,199
Payable Ounces Produced	koz Au	1,030

Mining Costs	US$/tonne moved	1.92
Processing & Water Treatment	US$/tonne processed	2.26
G&A	US$/tonne processed	0.58
Total	US$/tonne processed	12.64

Refining, Silver Credit, Royalties	US$M	14
Cash Costs	US$/oz (net of by-product credit)	792
Total Sustaining Capital	US$M	197
Nevada Net Proceeds and Excise Tax	US$M	40

All-In Sustaining Costs	US$/oz (net of by-product credit)	1,021

Infrastructure and Facilities

The main structures in the South Railroad operating area will be the heap leach pad, solution ponds, the carbon Adsorption-Desorption-Regeneration (“ADR”) plant, refinery and truck shop. Other structures will house support services such as the laboratory, administration, security and process maintenance. Site geotechnical investigations have been performed to support the engineering effort for site infrastructure design.

The heap leach pad will be a conventional run-of-mine stack with a composite liner system to prevent release of solution to the environment. Process channels and ponds associated with the heap leach pad will utilize dual containment liner systems with leak detection. The heap leach pad and associated facilities will be fully reclaimed at closure.

Power will be supplied by an on-site power generation facility. For the electrical demand of the project, four natural gas generators will be included. Each generator has a capacity of 1970 kW and the design considers operation with three generators. The fourth generator provides (N+1) reliability, which minimizes operating restraints. Natural gas will be delivered to site via trucks in the form of liquified natural gas (“LNG”). LNG will be stored in a double-walled tank and vaporized for use in the generators. Synchronizing switchgear is included for load-sharing between operating generators.

The main source of water will be from nine pit dewatering wells to support the mining operation of the North Dark Star pit and later from two dewatering wells at the Pinion pit. Excess water will be treated at the water treatment plant and discharged to a tributary of Dixie Creek. Stormwater controls during operations are designed to meet the 100-year, 24-hour storm event, and stormwater controls after closure are designed to meet the 500-year, 24-hour event. Water will be conveyed at site via a series of three primary tanks and the associated conveyance piping and pumps.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 8 -

Entrance to the site will be located 28 miles southwest of Spring Creek, NV along Nevada State Highway 228. The main access road to the site will be along an existing 21-mile gravel road route southwest of Hwy 228 and the South Fork Reservoir, which will be improved to a standard two-way road with a 5-meter lane and 2-meter shoulder in each direction, and with safety and drainage structures. The road will be straightened where possible and graded to a maximum 8%.

Financial Analysis

At Base Case Gold Price (US$1,650 per ounce) the project generates an after-tax NPV5 of US$315M and an after-tax IRR of 44%. Payback on initial capital is 1.9 years.

LOM after-tax free cash flow (“FCF”) is estimated at US$403M. Average after-tax free cash flow during the first four years of production while mining Dark Star is estimated at US$98M per annum.

Compared to the 2020 PFS, after-tax NPV5, after-tax IRR, and after-tax LOM FCF have grown by 19%, 11%, and 13% respectively, reflecting increased gold production, additional operating life of the project, and an increased Base Case Gold Price.

At Spot Gold Price the project generates an after-tax NPV5 of US$487M and IRR of 62%, and payback on initial capital is 1.6 years.

Gold Price Sensitivity

Gold Price (US$/oz)		1,500	1,650	1,800	1,899
			Base Case		Spot Case
NPV5	US$M	211	315	419	487
IRR	%	33%	44%	55%	62%
Payback	years	2.2	1.9	1.7	1.6
Total FCF	US$M	281	403	526	606
Avg. Annual FCF (1)	US$M	54	70	85	95
First 4 Years Avg. Annual FCF (2)	US$M	80	98	117	130

(1)	Average based on the eight years of full year mining and stacking in the mine plan. Excludes pre-production and residual leach years of operation.
(2)	Excludes pre-production year.

Permitting

The Bureau of Land Management (“BLM”) has implemented a process for the Plan of Operations that commences prior to the submittal and continues through the review and approval process. Gold Standard submitted a Plan of Operations for the project in November 2020 and the BLM determined that a plan was complete in December of 2020. The review and approval process for the Plan of Operations by the BLM constitutes a federal action under the National Environmental Policy Act (“NEPA”) and BLM regulations. The BLM is required to comply with the NEPA and the BLM has determined that an Environmental Impact Statement (“EIS”) is required. A NEPA contractor was selected in August 2021 and initiated work in September 2021. The BLM will need to publish the Notice of Intent in the Federal Register to officially commence the NEPA Process. Gold Standard will also need an Individual Section 404 Permit from the United States Army Corps of Engineers, and this agency will be a cooperating agency on the NEPA documents.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 9 -

There are a number of environmental permits issued by the Nevada Department of Environmental Protection (“NDEP”) that are necessary to develop the project and which Gold Standard needs to permit the project. The NDEP issues permits that address water and air pollution, as well as land reclamation. The Nevada Division of Water Resources issues water rights for the use and management of water, and an application for water rights at SRP has been made.

The SRP is a previously explored minerals property with exploration related disturbance. However, there have been very long periods of non-operation. There are no known ongoing environmental issues with any of the regulatory agencies. Gold Standard has been conducting baseline data collection for a number of years to facilitate environmental studies required to support the EIS and permitting process. The waste rock and mineralized material characterization and the hydrogeologic evaluation are completed and under review by the BLM and NDEP. Material characterization indicates the need to manage a significant portion of the waste rock as potentially acid generating in engineered facilities. Additional results to date indicate limited cultural issues, air quality impacts appear to be within State of Nevada standards, traffic and noise issues are present but at low levels, and socioeconomic impacts are positive.

Social and community impacts have been and are being considered and evaluated in accordance with the NEPA and other federal laws. Potentially affected Native American tribes, tribal organizations and/or individuals are consulted during the preparation of the EIS to advise on the proposed projects that may have an effect on cultural sites, resources, and traditional activities.

Potential community impacts to existing population and demographics, income, employment, economy, public finance, housing, community facilities and community services are evaluated for potential impacts as part of the NEPA process. There are no known social or community issues that would have a material impact on the project’s ability to extract mineral resources. Identified socioeconomic issues (employment, payroll, services and supply purchases, and state and local tax payments) are anticipated to be positive.

A Tentative Plan for Permanent Closure (“TPPC”) for the project would be submitted to the NDEP with the Water Pollution Control Permit application. In the TPPC, the proposed heap leach closure approach would consist of fluid management through evaporation, covering the heap leach growth media, and then revegetating. Any residual heap leach drainage will be managed with evaporation cells.

South Railroad Project Next Steps

The South Railroad Feasibility Study contemplates ground-breaking for site construction in Q2 2023, with a total 12-month construction period and first gold production in Q3 2024. This schedule is dependent upon the completion of the final EIS and the receipt of a Record of Decision permit. Activities for Gold Standard in 2022 will focus on the following:

●	Construction Capital Financing Process: The construction capital financing process, led by Cutfield Freeman, will begin this quarter. Orion Mine Finance has agreed to provide the Company with a term sheet to provide up to US$200 million of financing support to the Company, following the satisfaction of mutually agreed milestones, to help finance the construction of the South Railroad Project. In connection with the financing support, Orion shall be granted a right of first offer on any financial instrument for financing the Company including, but not limited to, streaming, royalty, prepay or offtake agreements for precious metals of the Company. Orion’s right of first offer does not include (i) any bought or overnight marketed equity or convertible debt deal with banks or brokers, (ii) project finance, term loans or a credit facility by a bank or syndicate of banks, (iii) a marketed high yield offering underwritten by a bank, and (iv) any financing transaction with aggregate proceeds of up to US$40 million. Separately, the Company has received interest from numerous capital providers about participating in the financing process. Given the robust free cash flows in the first four years of operation and rapid payback of initial capital as outlined in the Feasibility Study, Gold Standard is

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 10 -

targeting 75% of the total construction capital financing to be non-equity. The Company anticipates concluding the construction capital financing process before year end 2022.

●	Continued Permitting Activities: The Company anticipates that the Notice of Intent will be filed in the Federal Register around the end of March 2022. Once that milestone is complete, public scoping meetings can commence in conjunction with the development of the EIS. SWCA Environmental Consultants have been engaged to manage the EIS process on behalf of the BLM.

●	Begin Detailed Design Work and Award EPCM Contract: The Company anticipates awarding the Engineering, Procurement & Construction Management contract for SRP in Q2 2022. In conjunction, detailed engineering and design work would commence to prepare for a construction decision following the receipt of the Record of Decision permit.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 11 -

Mineral Resources

Mineral Resource estimates for Dark Star, Pinion, POD / Sweet Hollow, Jasperoid Wash, and North Bullion were prepared in accordance with NI 43-101 and outlined in the table below. The Mineral Resource estimates are based on a gold price of $1,750 per ounce. Mineral Resources are inclusive of Mineral Reserves reported in this document.

Mineral Resources Summary
Classification	Tonnage (kt)	Grades		Contained Metal
		Au (g/t)	Ag (g/t)	Gold (koz)	Silver (koz)
OPEN PIT RESOURCES
Dark Star
Measured	7,225	1.24	-	288	-
Indicated	24,567	0.79	-	625	-
Measured + Indicated	31,792	0.89	-	913	-
Inferred	1,176	0.51	-	19	-
Pinion
Measured	2,336	0.73	6.50	55	488
Indicated	41,193	0.62	5.00	816	6,617
Measured + Indicated	43,529	0.62	5.08	871	7,105
Inferred	1,178	0.40	2.43	15	92
POD / Sweet Hollow
Inferred	4,654	0.95	-	142	-
Jasperoid Wash
Inferred	11,939	0.34	-	130	-
North Bullion
Inferred	2,849	3.75	-	344	-
Total Open Pit Resources
Measured	9,561	1.12	N/A	343	488
Indicated	65,761	0.68	N/A	1,441	6,617
Measured + Indicated	75,322	0.74	N/A	1,784	7,105
Inferred	21,795	0.93	N/A	650	92
UNDERGROUND RESOURCES
North Bullion
Inferred	457	4.49	-	66	-

■	All estimates of Mineral Resources have been prepared in accordance with National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
■	Michael S. Lindholm, CPG, Mine Development Associates, a division of RESPEC, of Reno, Nevada, is a Qualified Person as defined in NI 43-101 and is responsible for reporting Measured, Indicated and Inferred Mineral Resources for the South Railroad Project. Mr. Lindholm is independent of the Company.
■	Mineral Resources are based on a price of $1,750 per ounce Au. The resources were reported within optimized pit shells created in Whittle, or underground grade shells outside the Whittle pit shells.
■	Mineral Resources are reported using break-even cut-off grades based on variable recoveries and processing and general and administrative costs:

o    Open pit oxide cut-off grade 0.17 g Au/t.

o    Open pit sulphide cut-off grade 1.54 g Au/t.

o    Underground sulphide cut-off grade 3.43 g Au/t.

■	Mineral Resources have an effective date of January 31, 2022.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 12 -

■	All ounces reported herein represent troy ounces.
■	Silver is reported for Pinion Mineral Resources only.
■	Columns may not sum due to rounding.
■	The estimate of Mineral Resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other risks inherent in mineral exploration and development.
■	Additional supporting details regarding the information in this MD&A are provided in the Feasibility Study dated March 14th, 2022 and filed on SEDAR.

Mineral Reserves

The Mineral Reserve estimates for Dark Star and Pinion are based on an open pit mine plan and production schedule outlined in the Feasibility Study. The table below presents the Mineral Reserve estimation for the South Railroad Project. Proven and Probable Mineral Reserves amount to 65.2 million tonnes at 0.77 g Au/t, containing 1.60 million gold ounces and 6.1 million silver ounces. The Mineral Reserve estimate is based on a gold price of $1,450 per ounce.

Open Pit Mineral Reserves Summary
Classification	Tonnage (kt)	Grades		Contained Metal
		Au (g/t)	Ag (g/t)	Gold (koz)	Silver (koz)
OPEN PIT RESERVES
Dark Star
Proven	6,911	1.27	-	283	-
Probable	22,248	0.78	-	557	-
Proven + Probable	29,158	0.90	-	840	-
Pinion
Proven	2,049	0.76	6.63	50	437
Probable	33,992	0.65	5.21	714	5,700
Proven + Probable	36,041	0.66	5.30	764	6,137
TOTAL RESERVES
Total Mineral Reserves
Proven	8,960	1.15	N/A	333	437
Probable	56,239	0.70	N/A	1,271	5,700
Proven + Probable	65,199	0.77	N/A	1,604	6,137

■	All estimates of Mineral Reserves have been prepared in accordance with National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
■	Jordan M. Anderson, Mine Development Associates, a division of RESPEC, of Reno, Nevada, is a Qualified Person as defined in NI 43-101 and is responsible for reporting Proven and Probable Mineral Reserves for the South Railroad Project. Mr. Anderson is independent of the Company.
■	Mineral Reserves were defined based on pit designs that follow Whittle optimized pit shells created using $1,450 per ounce Au and $18.76 per ounce Ag. Pit designs followed pit slope recommendations provided by Golder and Associates.
■	Reserves are reported using break-even cut-off grades based on variable recoveries provided by Gary L. Simmons, QP-MMSA, and processing and general and administrative costs:

o    Dark Star leach cut-off grade 0.17 g Au/t.

o    Pinion oxide leach cut-off grade 0.17 g Au/t.

o    Pinion transition leach cut-off grade 0.24 g Au/t.

■	Mineral Reserves have an effective date of February 17, 2022.
■	The Mineral Reserves point of reference is the point where material is placed onto the leach pad.

■	All ounces reported herein represent troy ounces.
■	Silver reported for Pinion Mineral Reserves only.
■	Columns may not sum due to rounding.
■	The estimate of Mineral Reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other risks inherent in mineral exploration and development.
■	Energy prices of $0.66 per liter of off-road diesel was used to estimate mining costs.
■	Additional supporting details regarding the information in this MD&A are provided in the Feasibility Study dated March 14th, 2022 and filed on SEDAR.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

Exploration

On April 15, 2021, the Company announced drill results from 15 metallurgical core holes and 2 additional development holes at the Pinion oxide gold deposit.

Exploration Highlights

●	Decreased drill spacing at the Pinion Inferred oxide resource continues to support conversion to Measured and Indicated resources for inclusion in the Feasibility Study.
●	PC20-22, a south directed core hole, intersected an oxidized interval of 61.1m of 1.07 g Au/t, including two higher-grade intervals of 14.2m of 1.77 g Au/t and 19.0m of 1.43 g Au/t.
●	These results are on the southern margin of the drill pattern and expand the Pinion deposit approximately 50m to the South.
●	Oxide mineralization remains open to the south and east of this intercept.
●	Currently fifteen drill holes define the Pinion SB Zone, a N60W striking zone of higher-than-average deposit gold grade, considerable breccia thickness and an increase in igneous sills and dikes. Along this trend, oxide mineralization exhibits vertical and strike continuity over an area approximately 300m (along a NW/SE strike) by approximately 170m wide. Oxide mineralization remains open for another 600m to the southeast of this drilling and at depth.
●	Metallurgical core holes PC20-01 through PC20-15 verified the tenor, vertical and strike continuity, and oxide character of the gold mineralization at the Pinion deposit.
●	PC20-02 intersected 23.3m of 1.69 g Au/t, including 12.1m of 2.19 g Au/t, and PC20-14 intersected 42.1m of 1.02 g Au/t, including 15.2m of 1.78 g Au/t.
●	PC20-15 intersected 39.1m of 0.94 g Au/t north of reverse-circulation holes PR20-09, -10 and -11 (see the Company’s October 20, 2020 news release, filed on SEDAR at www.sedar.com, for further exploration, data verification and quality assurance and quality control details with respect to those drill holes). All four holes intersected shallow oxide mineralization in the southeast portion of the 2020 drill pattern. Oxide mineralization in this area begins approximately 40m to 55m below the current topographic surface and remains open to east and south for additional drill testing.
●	PC20-02 intersected a reduced gold zone of 7.1m of 1.76 g Au/t approximately 85m northwest of PR20-34, a reverse-circulation hole with a reduced intercept of 10.7m of 2.14 g Au/t (see the Company’s November 12, 2020 news release, filed on SEDAR at www.sedar.com, for further exploration, data verification and quality assurance and quality control details with respect to that drill hole). These reduced intercepts, calculated at a 1.0 g Au/t cutoff, represent a newly observed gold host - the Tripon Pass Formation - and style of disseminated gold mineralization that has not been previously encountered at Pinion.

On April 26, 2021, the Company announced drill results from 14 reverse circulation (“RC”) / sonic holes and 5 core holes at the Dark Star oxide gold deposit. Drill holes DR20-01 through DR20-09 were previously released on November 18, 2020.

Exploration Highlights

●	Drill holes DR20-10 through DR20-14 tested for extensions of bedrock mineralization at Dark Star Main. The oxide mineralization results reported in DR20-12 (57.9m @ 0.68 g Au/t) and DR20-14 (29.0m @ 0.56 g Au/t) continue to demonstrate that mineralization remains open to the east at Dark Star Main.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

On August 3, 2021, the Company announced drill results from reverse circulation holes and core drilling during 2020 at the POD and Sweet Hollow oxide gold deposits and a Central Bullion skarn target.

Exploration Highlights

●	21 RC drill holes were completed as step outs to the current oxide resources at POD and Sweet Hollow. The oxide mineralization result reported in RR20-04 (12.1m @ 2.07 g Au/t) extends known mineralization by 30 to 60 meters.
●	Elevated silver grades were encountered in the drilling of up to 130 g Ag/t. Currently, silver is not modeled in the resources at POD and Sweet Hollow.
●	Five drill holes were completed at the historical Central Bullion mining district, focused on historical producing zones. Historic records indicate high grade silver, copper, lead, and zinc production, with small amounts of gold, that were processed from this district. Drill hole RRB20-03 intersected 64.2m @ 20 g Ag/t, 0.50% Cu, 0.60% Zn, 0.10% Pb, 0.06 g Au/t starting from surface.
●	Six metallurgical core drill holes (RR20-28 through RR20-33) were completed to provide material for column leach testing on the current oxide resource. All six holes encountered mineralization consistent with the current resource model.
●	Six RC drill holes (RR20-01, 02, 10, 18, 21, and 23) were completed testing exploration targets outside the known resource area. Results indicate a possible connection between the POD and Sweet Hollow mineralized zones.

On September 13, 2021, the Company announced drill results from 20 reverse circulation drill holes at the Dark Star gold deposit.

Exploration Highlights

●	Drill holes DR21-14 and DR21-15 were completed at Dark Star North to support conversion of certain Inferred resources to Measured and Indicated resources for inclusion in the mine plan.
●	Drill hole DR21-15 intersected an interval of 41.2 meters of 3.06 g/t Au sulphide mineralization directly below the oxide pit boundary.
●	Drill holes DR21-11, DR21-12, and DR21-17 through DR21-20 were completed at Dark Star Main as in-fill drill holes and intersected ore grade mineralization similar to holes previously drilled at Dark Star Main and indicate that the ore body is still open to the south.

On November 8, 2021, the Company announced significant confidence in its new LT discovery from five reverse circulation drill holes at LT as part of its 2021 Exploration and Development Program. The LT discovery is located three kilometers to the northwest of the South Railroad Project.

Exploration Highlights

●	LT is located 3km from South Railroad Project and is a testament to the new geological team’s interpretation of the significant historical exploration data set.
●	LT21-02 intersected an interval of 39.6m of 0.76 g/t Au oxidized gold mineralization starting from surface, including 7.6m of 1.96 g/t Au.
●	All five of the RC drill holes returned gold assays that started at or near surface.
●	The 2021 program is a follow up of the significant intercepts from the 2020 LT program which included 30.5m of 0.78 g/t Au in hole LT20-08; 24.3m of 0.73 g/t Au in LT20-01; and 15.2m of 0.96 g/t Au in LT20-02.
●	Drilling returned higher gold grades and thickness than adjacent historical drill holes, and suggests mineralization is open to the north and east.
●	LT target mineralization is hosted in the multi-lithic breccia and Devil’s Gate limestone.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

●	Mineralization and breccia formation is controlled by a north-south fault zone that is within the same mineralization corridor as Pinion to the south.

On January 18, 2022, the Company announced positive drill results from eight RC drill holes at the SB Zone. The SB Zone is the contiguous southeast extension of the Pinion deposit.

Exploration Highlights

●	SB Zone represents the best mine life extension opportunity at the South Railroad Project; potential production from this zone would be additive to the life of mine plan contemplated in the Feasibility Study.
●	PR21-07 intersected 27.4m of 1.26 g/t Au, one of the highest grade intercepts at the SB Zone to date.
●	PR21-06 intersected 45.7m of 0.52 g/t Au with mineralization beginning closer to surface than previous estimations of the SB Zone; the geological interpretation of this development will inform future SB Zone drill programs.
●	PR21-01 and PR21-02 were two of the most eastern holes ever drilled at SB Zone, and PR21-03 and PR21-04 were two of the most southern holes ever drilled at SB Zone; all four drill holes intersected mineralization and prove the target remains open to the south and to the east.
●	The 2021 program is a follow up of the significant intercepts from the 2020 SB Zone program which included 61.1 of 1.07 g/t Au in hole PC20-22.

For further details regarding these exploration results, including data verification and quality control and quality assurance measures undertaken and further information regarding drilling information, please refer to the Company’s press releases filed on SEDAR at www.sedar.com.

Exploration outlook

Exploration in 2022 will initially focus on oxide drilling at the Pinion SB Zone with the goal of expanding the resource base at Pinion. In addition, the Company will begin drilling sulphide gold targets at Ranch (500m north of Dark Star) and North Bullion (10km north of Pinion). Exploration capital will be allocated in two stages for the year. Based on the drilling success in the first phase at the targets mentioned above, additional capital may be allocated for further drilling in the second half of the drill season.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

Exploration and Acquisition Expenditures

During the year ended December 31, 2021, the Company incurred $19,159,559 (2020 - $22,734,176) in acquisition and deferred exploration and development costs.

The following is a breakdown of the material components of the Company’s exploration and evaluation asset additions for the years ended December 31, 2021 and 2020:

	Railroad- Pinion Project	Lewis Gold Project	Total
Year Ended December 31, 2020	$	$	$
Exploration expenses
Claim maintenance fees	399,726	90,729	490,455
Consulting	1,068,158	16,934	1,085,092
Data Analysis	274,113	-	274,113
Drilling	8,771,435	-	8,771,435
Economic assessments	1,259,910	-	1,259,910
Engineering	147,665	-	147,665
Environmental and permitting	1,872,415	57,798	1,930,213
Equipment rental	193,709	-	193,709
Geological	39,442	-	39,442
Geotechnical	484,804	-	484,804
Hydrology	394,116	-	394,116
Lease payments	1,579,111	122,099	1,701,210
Metallurgy	749,040	-	749,040
Provision for site reclamation	1,078,871	-	1,078,871
Sampling and processing	771,180	-	771,180
Site development and reclamation	2,828,830	2,494	2,831,324
Supplies	493,281	-	493,281
Vehicle	38,316	-	38,316
	22,444,122	290,054	22,734,176

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

Year Ended December 31, 2021	$	$	$
NSR buydown	2,456,400	-	2,456,400
Exploration expenses
Claim maintenance fees	361,599	82,203	443,802
Consulting	2,191,872	49,284	2,241,156
Data analysis	34,794	-	34,794
Drilling	3,637,829	-	3,637,829
Economic assessments	880,108	-	880,108
Engineering	1,158,663	-	1,158,663
Environmental and permitting	1,561,447	12,753	1,574,200
Equipment rental	77,668	-	77,668
Geotechnical	35,463	-	35,463
Hydrology	1,049,337	-	1,049,337
Lease payments	1,617,229	122,611	1,739,840
Metallurgy	818,703	-	818,703
Provision for site reclamation	22,015	-	22,015
Sampling and processing	1,057,874	-	1,057,874
Site development and reclamation	1,674,126	-	1,674,126
Supplies	256,795	786	257,581
	18,891,922	267,637	19,159,559

The total cumulative acquisition and exploration costs of the Company to December 31, 2021 are summarized as follows:

	Railroad- Pinion Project	Lewis Gold Project	Total
	$	$	$
Property acquisition and staking costs	17,644,831	35,745,391	53,390,222
NSR Buy-Down	6,884,250	-	6,884,250
Exploration expenses
Claim maintenance fees	2,899,538	421,967	3,321,505
Consulting	18,957,257	528,368	19,485,625
Data analysis/geological	5,916,654	85,593	6,002,247
Drilling/site development	124,720,445	2,311,684	127,032,129
Engineering	1,597,843	-	1,597,843
Environmental and permitting	5,850,332	93,471	5,943,803
Geotechnical	1,246,333	-	1,246,333
Hydrology	4,022,388	-	4,022,388
Lease payments	13,517,403	595,402	14,112,805
Legal fees for property acquisition	10,412	-	10,412
Metallurgy	5,666,603	-	5,666,603
Economic assessment	3,846,894	-	3,846,894
Provision for site reclamation	2,046,896	-	2,046,896
Sampling and processing	7,790,132	110,689	7,900,821
Travel	469,491	-	469,491
Vehicle	244,398	-	244,398
Cumulative acquisition and exploration costs at December 31, 2021	223,332,101	39,892,565	263,224,666

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

Corporate Activities

In January 2021, the Company announced the appointment of three senior executives, Lawrence Radford as Chief Operating Officer effective January 4, 2021, Jordan Neeser as Chief Financial Officer and Corporate Secretary effective March 2021 and Michael McDonald as Vice President of Corporate Development and Investor Relations effective January 4, 2021. The Company also announced the departure of Glenn Kumoi, former Vice President - General Counsel and Corporate Secretary, and William Gehlen, former Manager, Corporate Development and the departure of Michael Waldkirch, former Chief Financial Officer.

In February 2021, the Company closed a bought deal financing and issued a total of 39,215,000 common shares of the Company at $0.88 per share for aggregate gross proceeds of $34,509,200 (the “2021 Financing”). In addition, Jonathan Awde resigned from the Board of Directors of the Company.

In March 2021, the Company engaged Cutfield Freeman & Co. to provide independent advice on all aspects of mining finance related to the Company’s South Railroad project.

In April 2021, the Company announced the retirements of Donald Harris, General Manager, effective May 13, 2021, and Steven Koehler, Manager of Projects, effective April 21, 2021. In addition, the Company appointed Richard Yancey as Geology Manager, effective May 3, 2021.

In June 2021, Robert McLeod and Jamie Strauss did not stand for re-election as directors of the Company and Lisa Wade, Cassandra Joseph, and John Armstrong were elected as directors of the Company at its annual general meeting on June 9, 2021.

During the year ended December 31, 2021, the Company granted a total of 7,010,085 stock options exercisable for periods of 5 years with a weighted average exercise price of $0.84 per share to directors, executive officers, employees and consultants of the Company. In addition, the Company granted 2,615,873 restricted share units to executive officers and directors of the Company, 3,271,034 stock options expired unexercised, and 219,824 restricted share units were cancelled.

Recent Developments

On March 7, 2022, the Company announced the departure of Larry Radford, Chief Operating Officer, effective March 21, 2022. Jeff Fuerstenau, currently Process Manager for Gold Standard, will assume local operational responsibilities in Nevada and Mark Laffoon, currently Project Director for Gold Standard, will assume project planning responsibilities.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

Selected Annual Information

The following financial data is derived from the Company’s annual audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019:

	2021 $	2020 $	2019 $
Revenues (other income)	69,200	24,694	119,250
General and administrative expenses	(11,026,796)	(10,765,287)	(9,838,304)
Loss and comprehensive loss	(10,957,596)	(10,740,593)	(9,719,054)
Basic and diluted loss per common share	(0.03)	(0.04)	(0.04)
Working capital	21,152,650	14,869,650	4,910,658
Exploration and evaluation assets	263,224,666	244,065,107	221,330,931
Total assets	290,576,442	267,446,550	232,220,961
Total liabilities	7,354,413	9,256,144	4,360,397

The Company’s mineral projects are in the exploration, permitting, developing and de-risking stages and, to date, the Company has not generated any revenues other than other income (i.e. interest income) nor has it paid any dividends nor made any distributions on its common shares. As at December 31, 2021, the Company had not yet achieved profitable operations and has accumulated losses of $90,737,073 (2020 - $82,596,360) since inception. These losses resulted in a net loss per share (basic and diluted) for the year ended December 31, 2021 of $0.03 (2020 - $0.04).

Results of Operations

As a development and exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the year ended December 31, 2021 totalled $11,026,796 (2020 - $10,765,287), including share-based compensation incurred during the period, valued at $3,693,273 (2020 - $2,478,400) calculated using the Black Scholes option pricing model.

The following tables detail changes in major expenditures between the year ended December 31, 2021 and 2020:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Decrease of $458,926	Decrease due to lower involvement of external consultants in 2021.
Investor relations	Decrease of $411,887	Decrease as a result of COVID-19 and associated shift towards virtual investor relations activity during 2021.
Management fees	Increase of $606,850	Increase mainly due to the reconstitution of the senior leadership team and associated termination payments made to former executives during 2020 and 2021.
Professional fees	Decrease of $936,820	Decrease as a result of higher legal fees in 2020 related

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

to the filing of the base shelf prospectus and the completion of the Orion Transactions.
Share-based compensation	Increase of $1,214,873	Increase in 2021 was driven by the reconstitution of the senior leadership team and election of three new directors.
Wages and salaries	Increase of $436,652	Increase mainly due to higher employee count, and COVID-19 associated government assistance received in the comparative period.

The following tables detail changes in major expenditures between the year ended December 31, 2020 and 2019:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Increase of $1,047,315	Increase due to termination benefits of $1,199,899 paid to the former President and CEO during 2020.
Professional fees	Increase of $580,684	Increased due to higher legal fees in 2020 related to the filing of the base shelf prospectus and the completion of the Orion Transactions.
Travel and related	Decrease of $445,069	Decreased due to restricted travel in connection with the COVID-19 pandemic and corporate cost cutting measures.
Wages and salaries	Decrease of $358,093	Decreased due to fewer employees, severance paid in 2019 and COVID-19 associated government assistance received in 2020.

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
	$	$	$	$
Other income (i.e. interest income)	5,767	51,819	5,958	5,656
Loss and comprehensive loss	(2,760,156)	(1,277,341)	(3,308,373)	(3,611,726)
Loss per share-basic and diluted	(0.01)	(0.00)	(0.01)	(0.01)
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
	$	$	$	$
Interest income	9,209	3,750	2,470	9,265
Loss and comprehensive loss	(4,960,082)	(2,099,504)	(1,687,410)	(1,993,597)
Loss per share-basic and diluted	(0.02)	(0.01)	(0.01)	(0.01)

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

Variances quarter over quarter can be explained as follows:

●	In the quarter ended December 31, 2020, the Company paid termination benefits of $1,199,899 to the former President and CEO.
●	In the quarter ended March 31, 2021, the Company paid termination benefits of $782,000 and $405,509 to the former Vice President - General Counsel and Corporate Secretary and former Chief Financial Officer, respectively.

Fourth Quarter

The Company’s operating and administrative expenses for the quarter ended December 31, 2021 totalled $2,765,923. The major expenses for the quarter ended December 31, 2021 were management fees, including year-end bonuses, of $794,100, share-based compensation of $863,294, and wages and salaries of $354,536.

The Company incurred a total of $3,385,429 and $164,628 in deferred exploration expenses on its Railroad-Pinion Project and Lewis Gold project (as defined below), respectively, during the fourth quarter.

Liquidity, Financial Position and Capital Resources

To date, the Company has established mineral resources at the Pinion Deposit, the Dark Star Deposit, the Jasperoid Wash Deposit and the North Bullion Deposit, and mineral reserves at the Pinion Deposit and the Dark Star Deposit, but is not in commercial production on any portion of the Railroad-Pinion Project or the Company’s Lewis Gold Project in Nevada’s Battle Mountain Trend (the “Lewis Gold Project”). Accordingly, the Company does not generate cash from operations. The Company finances its development and exploration activities by raising capital from equity markets, or from the sale of metal streams, from time to time.

As at December 31, 2021 and 2020, the Company’s liquidity and capital resources were as follows:

	December 31, 2021	December 31, 2020
	$	$
Cash	22,664,599	18,635,636
Receivables	10,593	114,935
Prepaid expenses	720,334	429,331
Total current assets	23,395,526	19,179,902
Payables and accrued liabilities	2,091,365	4,124,229
Current portion of lease liabilities	151,511	186,023
Working capital	21,152,650	14,869,650

The Company’s financial success may be dependent on the extent to which it can expand its mineral deposits, discover new mineral deposits and obtain financing and permits for the development of SRP.

As at December 31, 2021, the Company had a cash position of $22,664,599 (2019 - $18,635,636) derived from the net proceeds of the 2021 Financing. As at December 31, 2021, the Company’s working capital was $21,152,650 (2020 – $14,869,650).

The Company’s ability to continue as a going concern is dependent upon successful results from its exploration, evaluation and development activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company will require additional financing for the upcoming fiscal year in order to maintain its operations and development and exploration activities. The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions and the price of gold as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

terms satisfactory to it or at all. If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing shareholders will suffer additional dilution. See “Risks and Uncertainties” below.

Use of Proceeds

In February 2021, the Company closed a bought deal financing (the 2021 Financing) and issued a total of 39,215,000 common shares of the Company at $0.88 per share for aggregate gross proceeds of $34,509,200. The net proceeds are intended to be used for development, permitting, and exploration activities at the Railroad-Pinion Project and for general corporate purposes.

The following table sets out the stated use of proceeds from the bought deal financing completed in Q1 2021 (with appropriate adjustments to reflect the actual expenses of the financing to the Company and the exercise of the over-allotment by the underwriters):

Principal Purpose	Estimated Amount To be Expended

Railroad-Pinion Project
Completing Feasibility Study, including securing long-lead project items	10,000,000
Advancement of permitting	4,000,000
Development, exploration and claim maintenance	12,213,366
General General corporate and working capital purposes	6,082,580
Total	32,295,946

The planned timeline for the use of proceeds, including cash on hand prior to the financing, exceeds 12 months. As at December 31, 2021, the Company is largely in-line with the estimated amounts expected to be incurred to date.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -

Commitments

The Company’s contractual obligations for the next five years and thereafter as disclosed in the summary table of contractual obligations as follows:

Contractual Obligations	Payments Due by Period
	Total	2022	2023 to 2024	2025 to 2026	After 2026
	$	$	$	$	$
Office Leases[1]	475,598	175,032	151,305	149,261	-
Mining leases and agreements[1,2]	13,491,928	2,945,099	5,402,096	5,144,733	Ongoing

(1)	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on December 31, 2021 of US$1.00 = C$1.2678.
(2)	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the Lewis Gold Project in good standing. See “Overall Performance”.

The Company expects to fund these commitments with the current cash on hand and proceeds from future financing to fully meet the above obligations.

Related Party Transactions

During the year ended December 31, 2021, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

●	Incurred professional fees of $266,407 (2020 - $265,456) to a company controlled by Michael Waldkirch, the former Chief Financial Officer of the Company.

Summary of key management personnel compensation:

	For the years ended December 31,
	2021	2020
	$	$
Salaries and fees	2,165,459	1,838,945
Termination payments	1,287,509	1,199,899
Share-based compensation	3,004,246	2,053,092
	6,457,214	5,091,936

During 2021, the Company paid termination benefits of $782,000 and $405,509 to the former Vice President - General Counsel and Corporate Secretary and the former Chief Financial Officer, respectively. During 2020, the Company paid termination benefits of $1,199,899 to the former President and CEO.

In accordance with International Accounting Standard (“IAS”) 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors (the “Board”) and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 24 -

Company’s control. For a detailed discussion of the risk factors affecting the Company and its development and exploration activities, please refer to the AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Company considers the risks set out in the AIF to be some of the most significant to potential investors in the Company, but not all of the risks are associated with an investment in securities of the Company are set out in the AIF. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration and development is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development.

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, going concern, valuation of share-based compensation, recognition of deferred tax amounts, reclamation provisions, leases and deferred revenue.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 25 -

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to fund future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments may be necessary to the carrying value of assets and liabilities and the statement of financial position classifications used.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

Valuation of right-of-use asset and lease liabilities

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the right-of-use assets and the valuation of lease liabilities. These include assessing lease agreements to determine the contract term and interest rate used for discounting of future cash flows.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 26 -

The lease term determined by the Company is comprised of the non-cancellable period of lease agreements, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

The present value of the lease payment is determined using a discount rate representing the rate of a commercial mortgage rate, observed in the period when the lease agreement commences or is modified.

Deferred revenue

The Company entered into the Silver Stream with Orion on October 29, 2020. The upfront payment for the Silver Stream discussed in Note 7 of the Financial Statements has been accounted for as deferred revenue, as management has determined that the agreement is not a derivative as it will be satisfied through the delivery of non-financial items (i.e. silver commodity from the Company’s potential future production), rather than cash or financial assets.

A market-based discount rate is utilized at the inception of the stream agreement to determine a discount rate for computing the interest charges for the significant financing component of the deferred revenue balance. As product is delivered, the deferred revenue amount including accreted interest will be drawn down. The draw down rate requires the use of proven and probable reserves and certain resources in the calculation that are beyond proven and probable reserves which management is reasonably confident are transferable to reserves. Key estimates used in determining the significant financing component include the discount rate and the reserve and resources assumed for conversion.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the year ended December 31, 2021.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash and investments are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price and equity price risk.

1.	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates between the Canadian and U.S. dollars. As at December

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 27 -

31, 2021, the Company had a foreign currency net monetary asset position of approximately US$12,018,000. Each 1% change in the U.S. dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $120,180.

2.	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. As the Company’s cash is held in large Canadian and U.S. financial institutions, it is not exposed to significant credit risk.

3.	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

4.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments.

5.	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Restricted Share Units, Options and Warrants

As at March 25, 2022, the Company has 358,735,368 common shares, 18,397,523 stock options, 4,245,580 restricted share units outstanding and no warrants outstanding.

Corporate Governance

The Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE American LLC to ensure transparency and accountability to shareholders. The current Board is comprised of 7 individuals, 6 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established four standing committees, being the audit committee, compensation committee, technical, health, safety and environment committee, and nominating and corporate governance committee. Each committee is comprised of 3 directors, all of whom are independent of management.

Management’s Report on Internal Control over Financial Reporting

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each, a “Certification”). Each Certification requires the Company’s Chief Executive Officer and

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 28 -

Chief Financial Officer (together, the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”), as defined in NI 52-109.

Each Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at December 31, 2021 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Cautionary Notes

The Company has a limited history of operations and its Railroad-Pinion Project is in the exploration, permitting, development and de-risking stages. The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future.

For the year ended December 31, 2021, the Company had a loss and comprehensive loss of $10,957,596 (2020 - $10,740,593). As at December 31, 2021, the Company had an accumulated deficit of $90,737,073 (2020 - $82,596,360). As at December 31, 2021, the Company had cash of $22,664,599 and working capital of $21,152,650. The Company will require significant amounts of additional capital to construct processing facilities, to purchase a mining fleet and to develop metallurgical processes to extract resources.

The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions, business performance, and other factors such the market price of gold, which can be volatile.

Forward-Looking Statements

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 29 -

Certain statements and information contained in this MD&A constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Examples of forward-looking information in this MD&A may pertain to the following, among others: the existence and estimates of mineral resources or mineral reserves and the timing of development thereof; the implementation of exploration and work programs, including the Company’s 2022 exploration and development program and the plans of operations in place for the Railroad-Pinion Project (as defined below); the timeline for, and completion of, the delivery of a Notice of Intent to the Federal register and the environmental impact statement (“EIS”) process; advancing the SRP towards a potential production decision, including the finalization of an Engineering, Procurement & Construction Management contract for SRP; and the Company’s intention to advance exploration to contribute additional value to the South Railroad portion of the Railroad-Pinion Project; planned operations, development and exploration activities, including the Company’s plans to construct processing facilities and to develop metallurgical processes to extract resources at the SRP, and the projected costs associated therewith; estimates of internal rate of return, net present value and other economic characteristics and benefits of the SRP; the anticipated results of the Company’s exploration, evaluation and development activities; the Company’s ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations, including the Company’s ability to arrange construction capital financing for up to 75% of the total expected construction capital required to construct the SRP from non-equity sources; plans to pursue minority interests in certain key private land parcels where the Company currently holds less than a 100% interest; performance characteristics of mineral properties; the expectation that Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued drilling; the satisfaction of certain milestones in connection with the transactions contemplated in the binding letter of intent with Orion Mine Finance(the “Orion Transactions”); the realization of the potential benefits of the Orion Transactions; projections of market prices and costs, including estimates of costs and budgeting for potential exploration operations and mining scenarios; estimated property holding and maintenance costs for the Railroad-Pinion Project; drilling plans and timing of drilling; expected treatment under governmental regulatory regimes and tax laws, including the belief that the Company was a passive foreign investment company for the tax year ended December 31, 2021 and the expectation that the Company will be a passive foreign investment company for the current tax year and future tax years; estimated exploration and evaluation asset lease obligations and tax levies for the Railroad-Pinion Project; capital expenditure programs and the timing and method of financing thereof, and the Company’s expectation that it will fund its capital commitments with current cash on hand and proceeds from future financings; the present intention of the Company not to pay dividends in the foreseeable future; the expectation that the Company will not generate revenues in the foreseeable future; and the potential impact of COVID-19 on the Company’s operations which may adversely affect and harm the Company’s business and results of operations.

Forward-looking statements and forward-looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward-looking information, including without limitation: the Company’s limited operating history; the Company’s history of losses and expectation of future losses; uncertainty as to the Company’s ability to continue as a going concern; the existence of mineral resources and mineral reserves on the Company’s mineral properties; the Company’s ability to obtain adequate financing for exploration and development, and meet its current and future capital needs; the Company’s ability to attract and retain qualified

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 30 -

personnel; the Company’s ability to carry out operations in accordance with plans in the face of significant disruptions; the Company’s ability to convert mineral resource estimates previously classified as Inferred to Indicated or Measured; fluctuations in foreign exchange or interest rates and stock market volatility; uncertainty as to the Company’s ability to maintain effective internal controls; the involvement by some of the Company’s directors and officers with other natural resource companies; the uncertain nature of estimating mineral resources and mineral reserves; uncertainty surrounding the Company’s ability to successfully develop its mineral properties; the satisfaction of the necessary conditions precedent required to complete the Orion Transactions; exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns; risks related to natural disasters, climate change, terrorism, civil unrest, public health concerns (including health epidemics or pandemics or outbreaks of communicable diseases such as COVID-19) and other geopolitical uncertainties; title defects to the Company’s mineral properties; the Company’s ability to obtain all necessary permits and other approvals; risks related to equipment shortages, road and water access restrictions and inadequate infrastructure; increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits; fluctuations in the market price of gold, other metals and certain other commodities (such as natural gas, fuel, oil, and electricity); the Company’s ability to secure additional financing to continue exploration and development activities on the Railroad-Pinion Project and meet future obligations as required from time to time; intense competition in the mining industry; and the Company’s ability to comply with applicable regulatory requirements and the other risks set out in the Company’s annual information form dated March 25, 2022 and filed on the Company’s SEDAR profile.

In making the forward-looking statements and developing the forward looking information included in this MD&A, the Company has made various material assumptions, including, but not limited to: the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations; the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects; the quantity and grade of mineral resources and mineral reserves contained in the Railroad-Pinion Project are accurate in all material respects; further financing being available on reasonable terms to complete the construction and development of the SRP following a construction decision and to continue exploration and development activities on the Railroad-Pinion Project and meet future obligations as required from time to time; the price for gold, other precious metals and commodities will not change significantly from current levels; the Company will be able to secure additional financing on reasonable terms; the Company will be able to obtain regulatory approvals, permits and water rights in a timely manner and on terms consistent with current expectations; the involvement by some of the Company’s directors and officers with other natural resource companies will not result in a conflict of interest which adversely affects the Company; the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time; the Company’s capital and operating costs will not increase significantly from current levels or as outlined in the Feasibility Study; the assumptions, estimates, plans and projections in the Feasibility Study are realistic and achievable; key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner; there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets; there will be no unexpected significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements; that the measures the Company has put in place in connection with the COVID-19 pandemic will be sufficient to allow operations to continue and that the COVID-19 pandemic will not escalate to materially adversely affect and harm the Company’s business and results of operations; and the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada and the surrounding area with respect to the Railroad-Pinion Project and operations.

Other assumptions are discussed throughout this MD&A and elsewhere in the Company’s public disclosure record.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 31 -

The Company’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements and forward looking information or the assumptions on which the Company’s forward-looking statements and forward looking information are based. Investors are advised to carefully review and consider the risk factors identified in this MD&A under, among other places, “Risks and Uncertainties” and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward-looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward-looking statements are made and forward looking information that is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements and forward looking information contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements.

Forward-looking statements and forward looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements or forward looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements or forward looking information, except to the extent required by applicable laws. If the Company does update one or more forward-looking statements or forward looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements or forward looking information.

Mineral Resource Estimates

The disclosure in this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a regulation developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Under NI 43-101, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 32 -

Canadian standards, NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced in this MD&A may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" NI 43-101, readers are cautioned that there are differences between the SEC Modernization Rules and the NI 43-101. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Calculations of mineral resources and reserves are only estimates

Measured, Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources disclosed herein as an Indicated or Measured Mineral Resource. There is no guarantee that any further part of the Mineral Resources discussed herein will be converted into a Mineral Reserve in the future.

The forward-looking statements and forward-looking information contained herein are based on information available as of March 25, 2022.

Non-GAAP Financial Measures

The Feasibility Study (FS) includes certain non-GAAP financial measures which are reported in this MD&A, including cash costs and all-in sustaining costs (AISC) per ounce of gold sold. These non-GAAP financial measures do not have any standardised meaning and are not comparable to any historic financial measures of the Company as the Company is not currently operating a producing mine. Accordingly, these financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Costs

Cash costs are reflective of the expected cost of production. In the FS, the Company has calculated expected cash costs on an ounces of gold sold basis. Other companies may calculate this measure differently. Non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Expected cash costs estimated by the Company in the FS include estimates of mining, processing, transport, refining and general administration costs of the mine operations and royalties, but are exclusive of estimates of amortization, reclamation, capital and exploration costs and net of any estimate of the value of the by-products.

All-in Sustaining Costs

The FS summary included in this MD&A refers to expected AISC per ounce which is a non-GAAP financial measure, however, it is a measure the Company believes more fully-defines the total costs associated with producing gold. This measurement has no standardized meaning under IFRS, and accordingly there may be some variation in the method of computation of “all-in sustaining costs” as determined by the Company compared with other mining companies. Expected AISC reported by the Company in the FS includes estimates

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 33 -

of mine cash costs, land access payments, royalties, and sustaining capital expenditures, but excludes estimated non-sustaining capitalized stripping and end of life reclamation costs.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

●	the Company’s AIF dated March 25, 2022 for the year ended December 31, 2021; and
●	the Company’s audited consolidated Financial Statements for the year ended December 31, 2021.

This MD&A has been approved by the Board effective March 25, 2022.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 34 -